Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201, USA

Tel: +1 214 978 3000
Fax: +1 214 978 3099
www.bakernet.com

June 22, 2005

Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Melinda Kramer
450 Fifth Street, N.W.
Mail Stop 4-5
Washington, D.C. 20549

Tel: +1 214 978 3020
kathleen.b.henry@bakernet.com

Via UPS

Re: Reef Global Energy Ventures II, File No. 333-122935

Dear Ms. Kramer:

Enclosed please find the following draft sales materials, which have been modified to reflect your comments contained in comment number 5 of your letter dated June 6, 2005 with respect to the above captioned offering:

1.   A sales brochure entitled "Diversified Energy Investment Solutions: Reef Global Energy II," and

2.   A flyer entitled "Distributions to Investor Partners in Reef Global Energy Ventures Partnerships -- October 2003 to March 2005."

You should find in reviewing the enclosed that we have modified both sales pieces in response to your comments. All material information now contained in the literature is also now found in the prospectus. While the sales brochure did have additional information not found in the prospectus, this information has been deleted from the enclosed draft.

In addition, you requested we provide you with objective, supplemental support for the statistics and ranking information that appears throughout the document. You will find such supplemental information enclosed. We have taken the liberty of numbering on one copy of the brochure all information found in the supplemental materials. We have then marked the supplemental information with a number corresponding to the statistic or ranking information to help facilitate your review.

We are in the process of responding to the additional four comments contained in your June 6th letter and anticipate filing Amendment No. 2 to the Registration Statement, along with a formal response to your comment letter via EDGAR in the coming days.

Best regards,



Kathleen Henry

Enclosures

cc: Joel Held

DALDMS/538180.1